Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement – Ultrapar

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
publicly traded company
CNPJ nº 33.256.439/0001-39

São Paulo, December 26th, 2008 - As requested by São Paulo Stock Exchange (“BOVESPA”), Ultrapar Participações S.A. (“Ultrapar”) hereby informs, further to the Material Notice and Market Announcements released, respectively, on June 6th, 2008, October 13th, 2008 and November 18th, 2008, that the valuation of the shareholders’ equity at market value of the companies acquired has been concluded, as required by section II, line (b) of the referred article 256 of Brazilian Corporate Law.

Ultrapar informs that (i) it shall invite to attend, in the first quarter of 2009, a Extraordinary Shareholders Meeting, under the terms of the article 256 of Brazilian Corporate Law, to ratify the acquisition of the companies acquired and, (ii) due to the result of the aforementioned valuation, the shareholders who dissent from the deliberation which ratifies the transaction will have appraisal rights, as long as they have been holders of common shares issued by Ultrapar since the disclosure date of the Material Notice, that is, June 6th 2008, inclusive.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 29, 2008
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement – Ultrapar)